Kevin Francis, RM SME
Mineral Resource Management LLC
553 Sage Circle, Highlands Ranch, CO 80126

March 2, 2021

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: EMX Royalty Corp. (the "Corporation")

I, Kevin Francis, hereby confirm that I am the author of the technical report titled "NI 43-101 Technical Report – Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 (the "Technical Report"). I consent to the public filing of the Technical Report and the use of extracts from or a summary of, the Technical Report in the Company's written disclosure contained in its news release dated March 2, 2021 (the "News Release") and to the filing of the Technical Report with the securities regulatory authority referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the News Release dated March 2, 2021 of EMX Royalty Corp contains any misrepresentation of the information contained in the Technical Report.

Dated this 2 Day of March, 2021

Yours truly,

SME
Society for Mining, Metallurgy & Exploration
Kevin A. Francis
SME Registered Member No. 4058220
Signature
Date Signed 3/2/2021
Expiration date 12/31/2021

Kevin Francis, SME Registered Member
Mineral Resource Management LLC